UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 1

Under the Securities Exchange Act of 1934

China Advanced Construction Materials Group, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

169365 10 3

(CUSIP Number)

Lin Wang

Times Square, 1 Matheson St,

Unit 6, Room 901,

Causeway Bay, Hong Kong

People’s Republic of China

Telephone: 852

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Hunter Taubman Fischer & Li LLC

1450 Broadway, 26th Floor

New York, NY 10018 Attention: Joan Wu

Telephone: +1 (212) 530-2208

July 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Hou Sing International Business Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,480,000
	8	SHARED VOTING POWER: 2,480,000
	9	SOLE DISPOSITIVE POWER: 2,480,000
	10	SHARED DISPOSITIVE POWER: 2,480,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 55.5% *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

* Percentage is calculated based on 4,470,313 shares of common stock outstanding as of May 11, 2018 as disclosed in the Issuer’s Form 10-Q filed on May 15, 2018.

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1	NAMES OF REPORTING PERSONS: Lin Wang (1) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,480,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,480,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 55.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) Since Ms. Lin Wang is the joint shareholder and one of the two directors of Hou Sing International Business Limited (“Hou Sing”), she may be deemed as the beneficial owner of the shares owned Hou Sing.

(2) Percentage is calculated based on 4,470,313 shares of common stock outstanding as of May 11, 2018 as disclosed in the Issuer’s Form 10-Q filed on May 15, 2018.

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1	NAMES OF REPORTING PERSONS: Aung Tun (1) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Myanmar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,480,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,480,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 55.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) Since Mr. Aung Tun is the joint shareholder and one of the two directors of Hou Sing International Business Limited (“Hou Sing”), he may be deemed as the beneficial owner of the shares owned Hou Sing.

(2) Percentage is calculated based on 4,470,313 shares of common stock outstanding as of May 11, 2018 as disclosed in the Issuer’s Form 10-Q filed on May 15, 2018.

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EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on May 4, 2018 (the “Original 13D”). The Amendment is to being filed (a) to correct the date of acquisition of the Shares in Item 3 and (b) to report the change of beneficial owners of Hou Sing. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original 13D. Capitalized terms used but not otherwise defined in this Amendment shall have the same meanings ascribed to them in the Original 13D.

Item 2.	Identity and Background.

This Amendment amends and restates Item 2 of the Original 13D in its entirety as set forth below:

This Statement is being jointly filed by following persons (collectively, the “Reporting Persons”):

(i)	Hou Sing International Business Limited (“Hou Sing”) a limited company incorporated in Hong Kong, with the business address at Times Square, 1 Matheson St, Unit 6, Room 901, Causeway Bay, Hong Kong.

(ii)	Lin Wang, is a citizen of P.R. China with business address at Times Square, 1 Matheson St, Unit 6, Room 901, Causeway Bay, Hong Kong

(iii)	Aung Tun, is a citizen of Myanmar with business address at Times Square, 1 Matheson St, Unit 6, Room 901, Causeway Bay, Hong Kong.

During the past five years, neither Ms. Wang nor Mr. Tun has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the past five years, neither Hou Sing nor any of its executive officers and directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment amends and restates Item 3 of the Original 13D in its entirety as set forth below:

On July 2, 2018, the Reporting Persons acquired 2, 480,000 shares of restricted common stock of the Company to pursuant to certain securities purchase agreement by and among Mr. Xianfu Han, Mr. Weili He and Hou Sing dated May 16, 2018 in consideration of Hou Sing’s forgiveness of debt of $ 5,900,000 owned by Mr. Xianfu Han and Mr. Weili He.

Item 4.	Purpose of Transaction.

Item 4 of the Original 13D is hereby amended and restated as follows::

The Reporting Persons have no plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

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(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

 Item 5 of the Original 13D is hereby amended and restated as follows:

(a)-(b)	The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Persons.

(d)	None

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original 13D is hereby amended and restated as follows:

Except the Voting Agreement by and among Mr. Xianfu Han, Mr. Weili He and Hou Sing dated May 16, 2018, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies .

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.4	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: July 6, 2018

Hou Sing International Business Limited.

By:	/s/ Lin Wang
Name: Lin Wang
Title: Director

Lin Wang
By:	/s/ Lin Wang

Aung Tun
By:	/s/ Aung Tun

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